
January 21, 2020

Ron Cohen
President and Chief Executive Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, New York 10502

> **Re: Acorda Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2020**
> **File No. 333-235929**

Dear Dr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences